04 MAR 11 AM 7:21

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

March 5, 2004

04010483

SUPPL

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press release dated March 5, 2004 [English translation].

dl 3/11

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3452, Fax: 81(3)-5166-6292).

To whom it may concern:

March 5, 2004

Sumitomo Corporation
(Registered Head Office) 1-8-11, Harumi, Chuo-ku, Tokyo
(Representative) Motoyuki Oka, President and CEO
(Code No.) 8053
(Contact) Yoji Sumiya, Corporate Communications Dept.
Tel. +81-3-5166-3095

Sumitomo Corporation Announces the Result of Its Tender Offer

Sumitomo Corporation (Representative: Motoyuki Oka, President and CEO) announces the result of the tender offer it had commenced on February 10, 2004 and expired on March 4, 2004 for shares of Seven Industries Co., Ltd. as follows:

1. Outline of the Tender Offer (as announced on February 9, 2004)

(1)	Trade Name of the Subject Company	Seven Industries Co., Ltd.
(2)	Type of Securities to be Purchased	Common stock
(3)	Tender Offer Period	24 calendar days from Tuesday, February 10, 2004 to Thursday, March 4, 2004
(4)	Purchase Price	JPY 330 per share

2. Result of the Tender Offer

(1) Tenders

Planned aggregate number of shares to be purchased	7,376,000 shares
Shares to be purchased	4,829,000 shares
Excess shares to be purchased	2,547,000 shares
Number of tendered shares	7,835,000 shares
Number of purchased shares	7,376,000 shares

(2) Purchases through the tender offer

The number of shares tendered exceeded the number of shares to be purchased; therefore purchases will be made. However, because the number of shares tendered exceeded the sum of shares to be purchased and excess shares to be purchased ("aggregate number of shares to be purchased"), the Company will not purchase all or part of the tenders beyond it, and will make payment and delivery for share certificates determined by a proration method prescribed under Article 27-13, Paragraph 5 of the Securities and Exchange Law and Article 32 of the Cabinet Ordinance with respect to the Tender Offer by an Acquirer other than the Issuing Company ("Cabinet Ordinance") as disclosed in the public notice on tender offer commencement (*The Nihon Keizai Shinbun* and *Tokyo Shinbun* of February 10, 2004) and the tender offer registration statement (filed with the Director of Kanto Local Finance Bureau on February 10, 2004.)

Number of tendering shareholders	Number of shares tendered	Number of shares purchased	Number of shares to be returned
71 shareholders	7,835,000 shares	7,376,000 shares	459,000 shares

(3) Method of calculation in proration

The proration method prescribed under Article 27-13, Paragraph 5 of the Securities and Exchange Law and Article 32 of the Cabinet Ordinance is to multiply the number of shares tendered by a tendering shareholder by the quotient of the aggregate number of shares to be

purchased and number of shares tendered. (If the result derived from such calculation has a fraction below one unit (1,000 shares), then such fraction will be rounded to the nearest unit).

(4) Ownership following the purchase

Number of shares held prior to the tender offer	100,000 shares	(0.7% in voting rights)
Number of shares held after the tender offer	7,476,000 shares	(50.7% in voting rights)

(Notes)

1. Number of shares held prior to and after the tender offer do not include those shares (50,000 shares) held by the Company's affiliate, Sumisho & Mitsuibussan Kenzai Co., Ltd.
2. Calculation of voting rights ownership percentage is based on the total number of voting rights of 14,743 units disclosed in Seven Industries' Semi-Annual Report for the year ending March 31, 2004 filed on December 19, 2003.

(5) Funds required for purchases

JPY 2,472 million

3. Method and Commencement of Settlement

(1) Name and address of securities companies making settlement

Nikko Citigroup Limited	2-20, Akasaka 5-chome, Minato-ku, Tokyo
Nikko Cordial Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(2) Commencement date of settlement

March 11, 2004 (Thursday)

(3) Settlement method

The notice of purchase will be mailed to tendering shareholders (or to the standing proxy in the case of non-resident shareholders) without delay after the end of the tender offer period.

Payment for purchases will be made in cash. Nikko Citigroup Limited or Nikko Cordial Securities Inc. will remit the sale proceeds for shares purchased by the Company without delay after the commencement date of settlement to the place designated by the tendering shareholders.

4. Outlook

As a result of this tender offer, Seven Industries Co., Ltd. will become a consolidated subsidiary of the Company. Impact on the Company's consolidated business performance for the year ending March 31, 2004 is minimal.